UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Kronos Advanced Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50105X106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John Shin, Esq.
                        Silverman Sclar Shin & Byrne PLLC
                              381 Park Avenue South
                            New York, New York 10016
                                 (212) 779-8600
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 8, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50105X106

                                  SCHEDULE 13D

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Jack silver
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                         (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
------------------------- ---------- -------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   428,571,428(1)
        OWNED BY         ---------- -------------------------------------------
          EACH               8      SHARED VOTING POWER
       REPORTING
         PERSON          ---------- -------------------------------------------
          WITH               9      SOLE DISPOSITIVE POWER

                                    428,571,428(1)
                         ---------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER

------------ -------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             428,571,428(1)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |X|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             63.9%
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------

CUSIP No. 50105X106

                                  SCHEDULE 13D

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             HILLTOP HOLDING COMPANY LP
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                         (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
------------------------- ---------- -------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   428,571,428(1)
        OWNED BY          ---------- -------------------------------------------
          EACH                8      SHARED VOTING POWER
       REPORTING
         PERSON           ---------- -------------------------------------------
          WITH                9      SOLE DISPOSITIVE POWER

                                     428,571,428(1)
                          ---------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             428,571,428(1)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          |X|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             63.9%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
------------ -------------------------------------------------------------------

CUSIP No. 50105X106


-----------------------
(1) Includes 428,571,428 shares of Common Stock issuable upon conversion of the $6,480,000 Secured Convertible Promissory Note due June 19, 2010 which was issued to RS Properties I LLC on June 19, 2007 and assigned to Hilltop Holding Company, LP on August 8, 2007, but excludes up to 1,885,714,285 shares of Common Stock which may become issuable if such convertible note is funded in full.

This Schedule 13D has been prepared taking into account that, as described in Items 3, 4 and 5 below, pursuant to the Lender Voting Agreement (as defined below) and the Letter Agreement (as defined below), AirWorks Funding LLLP and Hilltop Holding Company, LP have agreed to convert a sufficient principal amount of their respective Notes (as defined below) to secure voting control of the Issuer and will subsequently vote to approve an amendment to the Issuer's articles of incorporation to increase the authorized share capital of the Issuer to allow the Lenders (as defined below) to convert the entire principal amounts advanced under the Notes into shares of Common Stock of the Issuer.

As described in Items 3, 4 and 5 below, Hilltop Holding Company, LP may be deemed to be part of a group with AirWorks Funding LLLP and the Sands Entities (as defined below) pursuant to the terms of the Lender Voting Agreement and the Letter Agreement described below. The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock issuable to AirWorks Funding LLLP and the Sands Entities upon conversion of the Notes (as defined below). Such shares of Common Stock are not included in the amounts specified by the Reporting Persons above.

CUSIP No. 50105X106



Item 1.       Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 each ("Common Stock") of Kronos Advanced Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 494 Common Street, Suite 301, Belmont, MA 02478.

Item 2.       Identity and Background.

(a) This Statement is being filed by as assigned to Hilltop Holding Company, LP ("Hilltop"), and Jack Silver (collectively, the "Reporting Persons"). Mr. Silver is the sole general partner of Hilltop.

(b) The address of the Reporting Persons is c/o SIAR Capital LLC, 660 Madison Avenue, New York, New York 10021.

(c) Hilltop is an independent investment fund making investments in securities. Mr. Silver is the principal investor and manager of SIAR Capital, LLC, an independent investment fund whose addess is 660 Madison Avenue, New York, New York 10021.

(d) and (e) During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hilltop is a Delaware limited partnership. Mr. Silver is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

On August 8, 2007, the Hilltop entered into a Note Assignment Agreement (the "Assignment Agreement") with RS Properties I LLC ("RS Properties"). Pursuant to the terms of the Assignment Agreement, Hilltop acquired (a) the $6,480,000 Secured Convertible Promissory Note due June 19, 2010 (the "Note") made by the Issuer in favor of RS Properties, together with all of RS Properties' rights and obligations under (b) the Funding Agreement, dated June 19, 2010 (the "Funding Agreement"), by and among the Issuer, AirWorks Funding LLLP ("AirWorks"), Sands Brothers Venture Capital LLC ("Sands I"), Sands Brothers Venture Capital II LLC, ("Sands II"), Sands Brothers Venture Capital III LLC ("Sands III"), Sands Brothers Venture Capital IV LLC ("Sands IV"), Critical Capital Growth Fund, L.P. ("CCGF", and together with Sands I, Sands II, Sands III and Sands IV, the "Sands Entities") and RS Properties (AirWorks, Sands I, Sands II, Sands III, Sands IV, CCGF and RS Properties are collectively referred to herein as, the "Lenders");
(c) the Security Agreement, dated June 19, 2007 (the "Security Agreement"), by and among the Issuer, Kronos Air Technologies, Inc. (the "Subsidiary") and the Lenders; (d) the Patent Security Agreement, dated June 19, 2007 (the "Patent Security Agreement"), by and among the Issuer, the Subsidiary and the Lenders;
(e) the Voting and Support Agreement, dated June 19, 2007 (the "Voting Agreement"), by and among the Issuer and the Lenders; (f) the Registration Rights Agreement, dated June 19, 2007 (the "Registration Rights Agreement"), by and among the Issuer and the Lenders; (g) the Intercreditor Agreement, dated June 19, 2007 (the "Lenders Intercreditor Agreement"), by and among the Lenders;
(h) the Intercreditor Agreement, dated June 19, 2007 (the "Existing Creditors Intercreditor Agreement"), by and among the Lenders and certain existing creditors of the Lenders; and (i) the letter agreement, dated June 19, 2007 (the "Letter Agreement"), by and between AirWorks and RS Properties. Each of the agreements, instruments and documents listed in clauses (a) through (i) above are collectively referred to herein as the "Transaction Documents"). The purchase price of the Note and the other Transaction Documents paid by Hilltop to the Reporting Person was $920,000.00, which amount represented the amount of the outstanding principal balance of the Note as of the date of the assignment. The source of funds used to purchase the Note was the investment capital of Hilltop.

CUSIP No. 50105X106


Following the purchase of the Note, on August 9, 2007, Hilltop advanced to the Issuer an additional $280,000 under the Note in accordance with the Transaction Documents.

Item 4.       Purpose of Transaction.

The Reporting Persons consider the Note and the Common Stock it is convertible into that they beneficially own an investment made in the ordinary course of Hilltop's business. The Reporting Persons intend to review on a continuing basis their investment in the Issuer, including the Issuer's business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, may provide advances under the Funding Agreement and the Note, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the Note, shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Reference is made to the disclosure set forth in Item 4 of the Schedule 13D filed with the SEC by RS Properties on June 29, 2007 for the description of the terms of the Funding Agreement, the Security Agreement, the Voting Agreement, the Registration Rights Agreement, the Lender Intercreditor Agreement, the Existing Creditors Intercreditor Agreement and the Letter Agreement, which disclosure is incorporated by reference.

Item 5.       Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own 428,571,428 shares of Common Stock, representing 63.9% of the outstanding shares of Common Stock (based upon 242,342,803 shares of Common Stock outstanding as of May 18, 2007, as reported in the Issuer's quarterly report on Form 10-QSB for the quarter ended March 31, 2007). Such shares of Common Stock beneficially owned by the Reporting Persons include 428,571,428 shares of Common Stock currently issuable upon conversion of $1,200,000 principal amount of the Note, but excludes up to 1,885,714,286 additional shares of Common Stock which may become issuable if the
Note is funded in full.

CUSIP No. 50105X106


In addition, by virtue of the Voting Agreement and the Letter Agreement, a "group," within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5(b)(1) thereunder, may have been formed that includes, AirWorks, the Reporting Persons and the Sands Entities. Such a group including AirWorks, the Reporting Persons and the Sands Entities would be deemed to beneficially own, in the aggregate, 1,464,285,713 shares of Common Stock, representing 85.8% of the Common Stock outstanding (based upon 242,342,803 shares of Common Stock outstanding as of May 18, 2007). Such shares of Common Stock which would be deemed beneficially owned by such a group includes (1) 428,571,428 shares of Common Stock issuable upon conversion of the funded portion of the Note and (2) 1,035,714,285 shares of Common Stock issuable upon conversion of the funded portion of the convertible notes held by AirWorks (which amount assumes that AirWorks has funded $420,000 under the convertible notes held by it, as required pursuant to the terms of the Letter Agreement, dated June 19, 2007, among the Issuer, AirWorks and RS Properties), but excludes (1) 1,885,714,285 shares of Common Stock which may become issuable if the Note is funded in full, (2) 2,828,571,428 shares of Common Stock which may become issuable if the convertible note held by AirWorks is funded in full and (3) 306,785,714 shares of Common Stock underlying the convertible note held by the Sands Entities which is not presently convertible. The Reporting Persons expressly disclaim beneficial ownership of Common Stock beneficially owned by AirWorks and the Sands Entities.

Since the Issuer currently is only authorized to issue 500 million shares of Common Stock and as of May 18, 2007, 242,342,803 shares of Common Stock were issued and outstanding (according to filings made by the Issuer with the Securities and Exchange Commission), Hilltop, AirWorks and the Sands Entities will not be able to convert the entire current outstanding principal amount of the notes held by them until such time as the Issuer increases its authorized share capital to authorize additional shares of Common Stock. Pursuant to the Voting Agreement and the Letter Agreement, AirWorks and Hilltop have agreed to convert a sufficient principal amount of the their respective convertible notes to secure voting control of the Issuer and will subsequently vote to approve an amendment to the Issuer's articles of incorporation to increase the authorized share capital of the Issuer to allow Hilltop, AirWorks and the Sands Entities to convert the entire principal amounts advanced under such notes into shares of Common Stock of the Issuer.

(b) The Reporting Persons have the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities beneficially owned by them and reported herein.

Pursuant to, and to the extent set forth in, the Voting Agreement, it could be alleged that the Reporting Persons share voting power with respect to the shares of Common Stock beneficially owned by AirWorks or the Sands Entities. To the knowledge of the Reporting Persons and based on documents publicly filed by AirWorks and the Sands Entities, Exhibit 14 of the Schedule 13D filed with the SEC by RS Properties on June 29, 2007 sets forth certain information with respect to AirWorks and the Sands Entities, which is incorporated herein by reference. To the knowledge of the Reporting Persons and based on documents publicly filed by AirWorks and the Sands Entities, during the last five years, neither AirWorks nor any of the Sands Entities has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(c) Except as set forth in Items 3, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

CUSIP No. 50105X106


(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Reference is made to the disclosure set forth in Items 3 and 4 above, which disclosure is incorporated by reference.

CUSIP No. 50105X106


Item 7.       Materials to be Filed as Exhibits.

Exhibit No.       Description
-----------       -----------
     1.           Funding Agreement, dated June 19, 2007 between the Issuer,
                  AirWorks, the Sands Entities and RS Properties (incorporated by reference to Exhibit 1 of the Schedule 13D filed June 29,
                  2007)
     2.           AirWorks Note, dated June 19, 2007 (incorporated by reference to Exhibit 2 of the Schedule 13D filed June 29, 2007)
     3.           Sands Note, dated June 19, 2007 (incorporated by reference to
                  Exhibit 3 of the Schedule 13D filed June 29, 2007)
     4.           The Note, dated June 19, 2007 (incorporated by reference to
                  Exhibit 4 of the Schedule 13D filed June 29, 2007)
     5.           Security Agreement, dated June 19, 2007 among the Issuer,
                  AirWorks, the Sands Entities and RS Properties (incorporated by reference to Exhibit 5 of the Schedule 13D filed June 29,
                  2007)
     6.           Intercreditor Agreement, dated June 19, 2007 among AirWorks, the Sands Entities, RS Properties and certain existing
                  creditors of the Issuer (incorporated by reference to Exhibit
                  6 of the Schedule 13D filed June 29, 2007)
     7.           Intercreditor Agreement, dated June 19, 2007 among AirWorks, the Sands Entities and RS Properties (incorporated by
                  reference to Exhibit 7 of the Schedule 13D filed June 29,
                  2007)
     8.           Lender Voting Agreement, dated June 19, 2007 among the Issuer,
                  AirWorks, the Sands Entities and RS Properties (incorporated by reference to Exhibit 8 of the Schedule 13D filed June 29,
                  2007)
     9.           Securityholder Voting Agreement, dated June 19, 2007 between the Issuer and the Securityholders specified therein
                  (incorporated by reference to Exhibit 9 of the Schedule 13D filed June 29, 2007)
     10.          Securityholder Voting Agreement, dated June 19, 2007 between the Issuer and the Securityholders specified therein
                  (incorporated by reference to Exhibit 10 of the Schedule 13D filed June 29, 2007)
     11.          Proxy granted in favor of Mr. Perlman dated June 19, 2007
                  (incorporated by reference to Exhibit 11 of the Schedule 13D filed June 29, 2007)
     12.          Letter Agreement, dated June 19, 2007 between AirWorks and RS
                  Properties (incorporated by reference to Exhibit 12 of the Schedule 13D filed June 29, 2007)
     13.          Registration Rights Agreement, dated June 19, 2007 among the
                  Issuer, AirWorks, the Sands Entities and RS Properties
                  (incorporated by reference to Exhibit 13 of the Schedule 13D filed June 29, 2007)
     14.          Information regarding AirWorks and the Sands Entities
                  (incorporated by reference to Exhibit 14 of the Schedule 13D filed June 29, 2007)
     15.          Note Assignment Agreement, dated August 8, 2007 between RS
                  Properties and Hilltop

                                  SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2007

                                            /s/ Jack Silver
                                            ------------------------------------
                                            Jack Silver

                                            HILLTOP HOLDING COMPANY, L.P.

                                            By: /s/ Jack Silver
                                                --------------------------------
                                            Name: Jack Silver
                                            Title: General Partner

                                                                      Exhibit 15
                            NOTE ASSIGNMENT AGREEMENT

      This Note Assignment Agreement (the "Agreement") is entered into as of August 8, 2007, by and between, RS PROPERTIES I LLC, a Delaware limited liability company (the "Assignor"), and HILLTOP HOLDING COMPANY, LP, a Delaware limited partnership (the "Assignee").

                                    RECITALS

      WHEREAS, the Assignor desires to sell, transfer and assign to the Assignee and Assignee desires to purchase and acquire from the Assignor (a) the $6,480,000 Secured Convertible Promissory Note due June 19, 2010 (the "Note") made by Kronos Advanced Technologies, Inc., a Nevada corporation (the "Borrower"), in favor of the Assignor, together with (b) the Funding Agreement, dated June 19, 2010 (the "Funding Agreement"), by and among the Borrower, AirWorks Funding LLLP, a Georgia limited liability limited partnership ("AirWorks"), Sands Brothers Venture Capital LLC, a New York limited liability company ("SBVC I"), Sands Brothers Venture Capital II LLC, a New York limited liability company ("SBVC II"), Sands Brothers Venture Capital III LLC, a New York limited liability company ("SBVC III"), Sands Brothers Venture Capital IV LLC, a New York limited liability company ("SBVC IV"), Critical Capital Growth Fund, L.P., a Delaware limited partnership ("CCGF", and together with SBVC I, SBVC II, SBVC III and SBVC IV, the "SBVC Entities") and the Assignor (AirWorks, SBVC I, SBVC II, SBVC III, SBVC IV, CCGF and the Assignor are individually referred to herein as, a "Lender" and collectively as, the "Lenders"); (c) the Security Agreement, dated June 19, 2007 (the "Security Agreement"), by and among the Borrower, Kronos Air Technologies, Inc., a Nevada corporation (the "Subsidiary") and the Lenders; (d) the Patent Security Agreement, dated June 19, 2007 (the "Patent Security Agreement"), by and among the Borrower, the Subsidiary and the Lenders; (e) the Voting and Support Agreement, dated June 19, 2007 (the "Voting Agreement"), by and among the Borrower and the Lenders; (f) the Registration Rights Agreement, dated June 19, 2007 (the "Registration Rights Agreement"), by and among the Borrower and the Lenders; (g) the Intercreditor Agreement, dated June 19, 2007 (the "Lenders Intercreditor Agreement"), by and among the Lenders; (h) the Intercreditor Agreement, dated June 19, 2007 (the "Existing Creditors Intercreditor Agreement"), by and among the Lenders and certain existing creditors of the Borrower identified therein as the Second Lien Creditors; and (i) the letter agreement, dated June 19, 2007 (the "Letter Agreement"), by and between AirWorks and the Assignor. Each of the agreements, instruments and documents listed in clauses (a) through (i) above are referred to herein as a "Transaction Document" and collectively, as the "Transaction Documents")

      NOW, THEREFORE, in consideration of the promises and mutual agreements contained herein the parties agree as follows:

      1. Assignment of Note and other Transaction Documents.

            (a) Assignment. Assignor hereby sells, transfers, conveys and assigns to the Assignee, and the Asignee hereby takes, accepts and assumes, all of the Assignor's rights, obligations and interest in, to and under the Note and each of the other Transaction Documents, together with the Assignor's rights, title and interest, if any, in any collateral granted or purported to be granted to Assignor to secure the obligations of the Company or the Subsidiary as and to the extent provided in any of the Transaction Documents.

            (b) Purchase Price. In consideration of the assignment of the Note and the Transaction Documents, Assignee shall pay to the Assignors the purchase price of Nine Hundred Twenty Thousand Dollars ($920,000.00), which amount represents the presently outstanding principal amount of the Note.

            (c) Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of the Assignee, on such date as the parties may mutually determine. The Closing may be conducted by mail, facsimile and delivery service.

      2. Representations and Warranties of the Assignor. The Assignor hereby warrants and represents to the Assignee, as follows:

            (a) The Assignor has all the requisite power and authority to execute, deliver and perform this Agreement. This Agreement constitutes the legal, valid and binding obligations of the Assignor and is enforceable against it in accordance with the terms hereof.

            (b) The Assignor owns beneficially and of record, the Note free and clear of all liens, claims and encumbrances. Upon delivery of and payment for the Note at Closing, as provided for in this Agreement, the Assignee will acquire good and valid title thereto.

            (c) The Assignor has delivered to the Assignee  complete and correct copies of each of the Transaction Documents. Each of the Transaction Documents is in full force and effect and enforceable against the Assignor and, to the knowledge of the Assignor, the other parties thereto in accordance with its respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally or is subject to the availability of equitable remedies. The Assignor has performed the obligations required to be performed by it to date and is not in material default, or alleged to be in material default, under any of the Transaction Documents.

      3. Representations and Warranties of the Assignee. The Assignee hereby represents and warrants to the Assignor, as follows:

            (a) The Assignee has all the requisite power and authority to execute, deliver and perform this Agreement. This Agreement constitutes the legal, valid and binding obligations of the Assignee and is enforceable against it in accordance with the terms hereof.

            (b) The Assignee hereby acknowledges that in connection with the assignment of the Transaction Documents, the Assignor has not made any representations to it, and is not relying on any representations to it, regarding the Borrower or the financial or business prospects of the Borrower.

            (c) The Assignee understands that an investment in the Note is extremely speculative with a high degree of risk of loss, and there are substantial restrictions on the transferability of such note.

            (d) The Assignee is able to (i) bear the economic risk of his investment, (ii) hold the Note, and (iii) can presently afford a loss of this investment.

            (e) The Assignee confirms that it is acquiring the Note for its own account and not with a view to distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"). The Assignee hereby acknowledges and confirms that the Note has not been registered under the Securities Act or any state securities or "blue sky" laws and may not be sold, transferred or otherwise disposed of except in compliance with the provisions of the Securities Act and the rules and regulations promulgated thereunder and such state securities or "blue sky" laws.

            (f) The Assignee is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.

      4. Acknowledgement and Consent. This Agreement is subject to the acknowledgement and consent of the Borrower, the Subsidiary, AirWorks and each of the SBVC Entities to the terms contemplated hereby. Such acknowledgements and consents are evidenced by respective signatures of the Borrower, the Subsidiary, AirWorks and each of the SBVC Entities in the respective spaces provided at the signature pages to this Agreement. To the extent any of the Transaction Documents prohibit the assignment thereof, by the execution of this Agreement, the Borrower, the Subsidiary, AirWorks, each of the SBVC Entities, the Assignor and the Assignee hereby agree that such Transaction Document is hereby amended to permit the assignment of such Transaction Document by the Assignor to the Assignee as contemplated hereby.

      5. Miscellaneous.

            (a) Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof. The representations, warranties, covenants and agreements set forth in this Agreement constitute all the representations, warranties, covenants and agreements of the parties hereto and upon which the parties have relied and except as may be specifically provided herein. No change, modification, amendment, addition or termination of this Agreement or any part thereof shall be valid unless it is in writing, and signed by or on behalf of the party to be charged therewith.

            (b) Notices. Any and all notices or other communications or deliveries required or permitted to be given or made pursuant to any of the provisions of this Agreement shall be deemed to have been duly given or made for all purposes if sent by Federal Express delivery or by certified or registered mail, return receipt requested and postage prepaid or hand delivered as follows:

            If to Assignor:

            RS Properties I LLC
            40 Wall Street
            23rd Floor
            New York, NY 10005
            Attention: John Lack

            If to Assignee:

            Hilltop Holding Company LP
            c/o SIAR Capital LLC
            660 Madison Avenue
            New York, NY 10021
            Attention:  Jack Silver
            Telephone:  (212) 542-8201
            Facsimile:  (212) 542-8212

            (c) Waiver. No waiver of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver. No waiver shall be deemed a continuing waiver or waiver in respect of any subsequent breach or default, either of a similar or different nature, unless expressly so stated in writing.

            (d) Governing Law. This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of New York applicable to contracts to be performed entirely within that State. Any dispute in any way related to the subject matter of this Agreement shall be litigated exclusively within the State of New York and all parties hereto, consent to the jurisdiction of the State and/or United States Federal District Courts of New York. Should any clause, section or part of this Agreement be held or declared to be void or illegal for any reason, all other clauses, sections or parts of this Agreement which can be affected without such illegal clause, section or part shall nevertheless continue in full force and effect.

            (e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns or heirs and personal representatives.

            (f) Captions. The headings, captions or titles of paragraphs under sections or subsections of this Agreement are for convenience and reference only and do not in any way modify, interpret or construe the intent of the parties or effect any of the provisions of this Agreement.

            (g) Counterparts. This Agreement may be executed by fax transmission and in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same Agreement.

                            [signature page follows]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on the date and year first above written.

                                                   ASSIGNOR:

                                                   RS PROPERTIES I LLC

                                                   By: /s/ John Lack
                                                     ---------------------------
                                                   Name:   John Lack
                                                   Title:  Manager

                                                   ASSIGNEE:

                                                   HILLTOP HOLDING COMPANY, L.P.

                                                   By:    /s/Jack Silver
                                                     ---------------------------
                                                   Name:  Jack Silver
                                                   Title: General Partner

Acknowledged and consented to:

KRONOS ADVANCED TECHNOLOGIES, INC.

By:  /s/ Richard F. Tusing
  ----------------------------------
Name:    Richard F. Tusing
Title:   Chief Operating Officer

KRONOS AIR TECHNOLOGIES, INC.

By:  /s/ Richard F. Tusing
  ----------------------------------
Name:    Richard F. Tusing
Title:   Chief Operating Officer

AIRWORKS FUNDING LLLP

By:  /s/ Richard E. Perlman
  ----------------------------------
Name:    Richard E. Perlman
Title:   President

SANDS BROTHERS VENTURE CAPITAL LLC

By:  /s/ Scott Baily
  ----------------------------------
Name:    Scott Baily
Title:   COO

SANDS BROTHERS VENTURE CAPITAL II LLC

By:  /s/ Scott Baily
  ----------------------------------
Name:    Scott Baily
Title:   COO

SANDS BROTHERS VENTURE CAPITAL III LLC

By:  /s/ Scott Baily
  ----------------------------------
Name:    Scott Baily
Title:   COO

SANDS BROTHERS VENTURE CAPITAL IV LLC

By:  /s/ Scott Baily
  ----------------------------------
Name:    Scott Baily
Title:   COO

CRITICAL GROWTH FUND, L.P.
By:  Critical Capital, L.P., its General Partner
By:  Critical Capital Corporation, its General Partner

By:  /s/ Charles L. Robinson
  ----------------------------------
Name:    Charles L. Robinson
Title:   President

By:  /s/ Steven B. Sands
  ----------------------------------
Name:    Steven B. Sands
Title:   Chairman